UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

 Zamba Corporation

(Name of Issuer)

 Common Stock, $0.01 Par Value

(Title of Class of Securities)

 9-8888-1108

(CUSIP Number)

 Richard E. Robbins
Sidley Austin Brown & Wood LLP
Bank One Plaza
10 South Dearborn Street
Chicago, Illinois 60603
312-853-4346

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

 August 6, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 8 Pages)

CUSIP No. 9-8888-1108	Page 2 of 8 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Technology Solutions Company, I.R.S. Employer Identification No. 36-3584201

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization U.S.A.

	7.	Sole Voting Power
Number of		-0-

Shares	8.	Shared Voting Power
		5,220,534 shares (See Item 4)*
Beneficially

Owned by Each	9.	Sole Dispositive Power
		-0-
Reporting

Person	10.	Shared Dispositive Power
		-0-
With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Approximately 5,220,534 shares (See Item 4)*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 13.4%

14.	Type of Reporting Person (See Instructions) CO, HC

* Reporting person disclaims legal and beneficial ownership of all shares.

CUSIP No. 9-8888-1108	Page 3 of 8 Pages

Item 1. Security and Issuer.

     This statement relates to the common stock, $0.01 par value (the “Shares”), of Zamba Corporation, a Delaware corporation (“Zamba”). Zamba’s principal executive offices are located at 3033 Excelsior Blvd., Suite 200, Minneapolis, Minnesota, 55416.

Item 2. Identity and Background.

     This statement is filed by Technology Solutions Company, a Delaware corporation (“TSC”). The principal business address of TSC is 205 North Michigan Avenue, Suite 1500, Chicago, Illinois 60601. TSC is a consulting company that helps clients select, install, upgrade and optimize the software systems that run their business operations. TSC focuses on manufacturing and distribution, supply chain, financial, human resources, and customer service systems. TSC’s range of services include project planning, software selection, reengineering, implementation, upgrades, training, and outsourcing, with specialized expertise in product configuration solutions, forensic technology consulting and project turn-arounds as well as new service offerings such as Sarbanes-Oxley compliance, Use Tax technology, Health Care and Consumer Products and Retail.

     TSC has not and, to the best of TSC’s knowledge, none of its respective executive officers or directors has been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The name, business address and present principal occupation of each executive officer and director of TSC is set forth in Schedule A to this Schedule 13D and is specifically incorporated herein by reference in its entirety. All such persons are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     The Stockholder Agreements described in Item 4 of this Statement were entered into by TSC, Sub and the Stockholders (as defined below) listed in Item 4 as an inducement to TSC and Z Acquisition Corp., a Delaware corporation (“Sub”), to enter into the Agreement and Plan of Merger among TSC, Sub and Zamba, dated as of August 6, 2004 (the “Merger Agreement”). Except as set forth in the preceding sentence, neither TSC nor Sub has paid consideration in connection with entering into the Stockholder Agreements.

Item 4. Purpose of Transaction.

On August 6, 2004, TSC, Sub and Zamba entered into the Merger Agreement, providing for the merger of Sub with and into Zamba (the “Merger”), with Zamba surviving the Merger and becoming a wholly owned subsidiary of TSC (the “Surviving Corporation”). Pursuant to the Merger Agreement, in the Merger each outstanding Share (other than Shares held

CUSIP No. 9-8888-1108	Page 4 of 8 Pages

by stockholders who properly perfect appraisal rights under the Delaware General Corporation Law) will be converted into the right to receive 0.15 shares of TSC common stock, $0.01 par value.

     Pursuant to the Merger Agreement, at the effective time of the Merger, the Certificate of Incorporation of Zamba shall be amended as set forth in Section 1.4 of the Merger Agreement and the Bylaws of Sub shall be the Bylaws of the Surviving Corporation; the directors and officers of Sub shall become the directors and officers of the Surviving Corporation. It is anticipated that, following the consummation of the Merger, the Shares will be terminated from registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. A copy of the Merger Agreement is included as Exhibit 1 hereto and the description of the Merger Agreement contained herein is qualified in its entirety by reference to Exhibit 1, which is incorporated herein by reference.

     Concurrently with the execution of the Merger Agreement, in order to induce TSC and Sub to enter into the Merger Agreement, Michael H. Carrel, Joseph B. Costello, Dixon R. Doll, Paul D. Edelhertz and Sven A. Wehrwein (collectively, the “Stockholders”) and who own an aggregate of 5,220,534 (approximately 13.4%) of the outstanding Shares, entered into stockholder voting and support agreements (the “Stockholder Agreements”), dated as of August 6, 2004, with TSC and Sub.

     Pursuant to the Stockholder Agreements, each Stockholder has (a) granted an irrevocable proxy to TSC, or its designee, to vote at any meeting of stockholders of Zamba and in any action by written consent of the stockholders of Zamba, all of the Shares held by such Stockholder (i) in favor of the Merger Agreement, the Merger, and all other transactions contemplated by the Merger Agreement and the Stockholder Agreement, (ii) against any action, proposal, agreement or transaction (other than the Merger Agreement or the transactions contemplated thereby) or proposed transaction (including any Takeover Proposal (as defined in the Merger Agreement)) that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Zamba under the Merger Agreement (whether or not theretofore terminated) or that could result in any of the conditions to Zamba’s obligations under the Merger Agreement not being fulfilled or that could reasonably be expected to impede, interfere, or be inconsistent with, delay, postpone, discourage or adversely affect the Merger Agreement (whether or not theretofore terminated), the Merger or the Stockholder Agreement, (iii) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement and considered and voted upon by the stockholders of Zamba, and (iv) against any extraordinary corporate transaction, such as a merger, rights offering, reorganization, recapitalization, liquidation or sale of a material amount of assets involving Zamba or its subsidiaries, other than the Merger; and (b) agreed to cause the Shares held by such Stockholder to be voted in accordance with the foregoing.

     Each Stockholder also has agreed pursuant to the Stockholder Agreements, not to, directly or indirectly, (i) sell, assign, transfer (including by operation of law), pledge, dispose of or otherwise encumber any of the Shares or otherwise agree to do any of the foregoing, (ii) deposit any Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this

CUSIP No. 9-8888-1108	Page 5 of 8 Pages

Agreement, (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any Shares, or (iv) take any action that would make any representation or warranty of the Stockholder herein untrue or incorrect in any material respect or have the effect of preventing or disabling the Stockholder from performing the Stockholder’s obligations thereunder. In addition, each Stockholder has agreed not to, directly or indirectly, (i) solicit, initiate, encourage or otherwise facilitate any inquires or the making of any proposal or offer that constitutes or may be reasonably expected to lead to any Takeover Proposal or (ii) participate in any discussions or negotiations regarding a Takeover Proposal or furnish any confidential information or data or otherwise facilitate any effort or attempt to make or implement a Takeover Proposal.

     The Stockholder Agreements terminate upon the earlier of (i) the effective time of the Merger and (ii) the termination of the Merger Agreement in accordance with the terms thereof.

     The description of the Stockholder Agreements contained herein is qualified in its entirety by reference to the copies of the form of Stockholder Agreements included as Exhibit 2 hereto, which are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

     (a) - (c) By reason of the Stockholder Agreements described in Item 4, TSC may be deemed to be the beneficial owner of, in the aggregate, 5,220,534 Shares. Such Shares represent approximately 13.4% of the outstanding Shares, based upon the number of Shares outstanding as of June 30, 2004. By virtue of the limited nature of the Stockholder Agreements, TSC expressly disclaims beneficial ownership of such Shares. Except as described in this Schedule 13D, neither TSC nor, to the best knowledge of TSC, any of the persons listed in Item 2 above, beneficially owns or has acquired or disposed of any Shares during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     As described in Item 4, TSC anticipates that it will acquire the entire equity interest in Zamba pursuant to the Merger Agreement.

     Other than the Merger Agreement and the Stockholder Agreements described in Item 4 to this Statement, to the best knowledge of TSC, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons listed in Item 2 of this Statement and any person with respect to the Shares.

CUSIP No. 9-8888-1108	Page 6 of 8 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Agreement and Plan of Merger, dated August 6, 2004, among TSC, Sub and Zamba (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of TSC filed on August 9, 2004).

Exhibit 2	Form of Stockholder Voting and Support Agreement (incorporated by reference to Exhibit 2.1 (see Exhibit A) to the Current Report on Form 8-K of TSC filed on August 9, 2004).

Exhibit 3	Schedule listing each Stockholder and the number of Shares owned by such Stockholder as set forth in the Stockholder Agreement entered into by such Stockholder, TSC and Sub.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

TECHNOLOGY SOLUTIONS COMPANY

By:	/s/ Michael R. Gorsage

Name: Title:	Michael R. Gorsage President and Chief Executive Officer

CUSIP No. 9-8888-1108	Page 7 of 8 Pages

EXHIBIT INDEX

Exhibit 1	Agreement and Plan of Merger, dated August 6, 2004, among TSC, Sub and Zamba (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of TSC filed on August 9, 2004)

Exhibit 2	Form of Stockholder Voting and Support Agreement (incorporated by reference to Exhibit 2.1 (see Exhibit A) to the Current Report on Form 8-K of TSC filed on August 9, 2004).

Exhibit 3	Schedule listing each Stockholder and the number of shares owned by such Stockholder as set forth in the Stockholder Agreement entered into by such Stockholder, TSC and Sub.

CUSIP No. 9-8888-1108	Page 8 of 8 Pages

SCHEDULE A

Name	Residence or Business Address	Present Principal Occupation

Stephen B. Oresman	205 North Michigan Avenue,	Chairman of the Board of TSC.
Suite 1500, Chicago, IL 60601

Michael R. Gorsage	205 North Michigan Avenue,	President and Chief
	Suite 1500, Chicago, IL 60601	Executive Officer of TSC.

Paul R. Peterson	205 North Michigan Avenue,	Senior Vice President,
	Suite 1500, Chicago, IL 60601	General Counsel and
Corporate Secretary of TSC.

Timothy P. Dimond	205 North Michigan Avenue,	Senior Vice President and
	Suite 1500, Chicago, IL 60601	Chief Financial Officer of
TSC.

Raymond P. Caldiero	958 Hillside Rd.,	Chairman, President and
	Fairfield, CT 06824	Chief Executive Officer of
CII Inc., a business
consulting firm.

Carl F. Dill, Jr.	35 Dougshire Court,	Strategic advisor to
	Burr Ridge, IL 60527	high-tech and consulting
businesses.

Gerald Luterman	One MetroTech Center	Executive Vice President and
	Brooklyn, NY 11201	Chief Financial Officer of
KeySpan Corporation.

John R. Purcell	14155 U.S. Highway 1,	Chairman and Chief Executive
	Suite 310, Juno Beach, FL 33408	Officer of Grenadier
Associates Ltd., a venture
banking firm.